Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
This management’s discussion and analysis, dated July 23, 2008, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust’s) unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2008, its management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2007, and other public disclosure documents of the Trust.
The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.
Fording Canadian Coal Trust
The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership (Elk Valley Coal). Until June 2007, the Trust owned all of the interests of NYCO, which is disclosed as a discontinued operation. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries.
Elk Valley Coal
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.
Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality, export-capable metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.
Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest. The Elkview operation is consolidated into the accounts of Elk Valley Coal.
Non-GAAP Financial Measures
This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and calculated on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.
Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Actual distributions of cash to unitholders are made in accordance with our distribution policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts (in total and on a per unit basis) is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of non-cash future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.
Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures as well as adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in public filings is recorded, processed, summarized and reported within appropriate time periods. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust’s disclosure controls or internal controls over financial reporting in the first half of 2008.
Strategic Review Process
In December 2007, the Trust announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives available to the Trust to maximize value for its unitholders. The independent committees are continuing their work and the Trust anticipates it will make no further announcements regarding the strategic review until the Trustees determine that disclosure of a material change is required.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Overview
The table below summarizes our financial results from operations:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except as noted)	2008	2007	2008	2007

Revenues	$815.6	$418.3	$1,147.6	$768.8
Income from operations	$459.0	$116.8	$478.7	$212.1
Net income from continuing operations	$373.0	$106.4	$373.5	$183.2
Adjustments:
Changes in unrealized gains or losses on foreign exchange forward contracts	$25.5	$(58.0)	$65.0	$(65.1)
Future income tax expense	$8.5	$80.0	$7.6	$80.9

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$407.0	$128.4	$446.1	$199.0

Per unit amounts:
Net income from continuing operations	$2.51	$0.72	$2.51	$1.24
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$2.73	$0.87	$3.00	$1.35
The increases in revenue and income from operations for the second quarter and first half of 2008 primarily reflect higher U.S. dollar coal prices for the 2008 coal year that commenced April 1, 2008 and higher sales volumes, partially offset by the negative effects of the stronger Canadian dollar relative to the U.S. dollar, increases in mining input costs and higher unit transportation costs, which are variable, in part with selling prices.
Net income included unrealized losses from the Trust’s outstanding foreign exchange forward contracts of $26 million for the second quarter and $65 million for the first half of 2008 compared with unrealized gains of $58 million and $65 million, respectively, in the comparative periods. Further, British Columbia mineral taxes and Alberta Crown royalties increased as a result of higher earnings for Elk Valley Coal.
Cash Available for Distribution
The cash available for distribution generated in the quarter was $420 million ($2.82 per unit) compared with $135 million ($0.92 per unit) in the second quarter of 2007. Cash available for distribution for the first half of 2008 was $476 million ($3.20 per unit) compared with $213 million ($1.44 per unit) in the comparative period.
Distributions to unitholders were $2.50 per unit for the quarter and $3.00 for the first half of 2008 compared with $0.65 per unit and $1.30 per unit, respectively, in the comparative periods. As at June 30, 2008, we are under-distributed by $0.24 per unit on a cumulative basis since the inception of the Trust.
Financial Position
The significant increase in coal prices for the 2008 coal year has increased working capital levels for Elk Valley Coal. Higher working capital and increased capital spending levels in 2008 have increased financing requirements, which are currently being met through the combination of a US$100 million increase in Elk Valley Coal’s facility that allows it to sell up to US$200 million of its U.S. dollar accounts receivable, proceeds from our distribution reinvestment plan, and borrowings under lines of credit made available to us and Elk Valley Coal.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Results of Operations

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except as noted)	2008	2007	2008	2007

Statistics
Trust’s share of coal production (millions of tonnes)	3.9	3.7	7.4	6.8
Trust’s share of coal sales (millions of tonnes)	3.9	3.8	7.4	6.6
Average sales price (US$ per tonne)	$204.30	$100.70	$153.90	$102.70

Operations (per tonne)
Average sales price	$206.70	$110.90	$155.10	$116.30
Cost of product sold	$44.40	$39.50	$45.20	$42.20
Transportation	$38.90	$34.50	$38.10	$35.90

Income from operations
Revenues	$815.6	$418.3	$1,147.6	$768.8
Cost of product sold	175.1	148.8	334.7	278.8
Transportation	153.5	130.2	282.1	237.6
Selling, general and administration	13.3	9.1	22.9	14.8
Depreciation and depletion	14.7	13.4	29.2	25.5

Income from operations	$459.0	$116.8	$478.7	$212.1

Coal sales volumes for the quarter were up slightly from the second quarter of 2007. On a year-to-date basis, coal sales volumes increased by 12%, which primarily reflects the unusually low sales volumes in the first quarter of 2007 caused by rail transportation problems.
Average U.S. dollar coal prices doubled to US$204.30 per tonne for the quarter and increased 50% to US$153.90 per tonne year-to-date as a result of significantly higher contract prices for the 2008 coal year, which commenced April 1, 2008. Approximately one-third of the sales volume for the second quarter of 2008 was carryover tonnage sold at 2007 coal year prices. Average Canadian dollar prices increased 86% for the quarter and 33% for the year-to-date, which were less than the corresponding increases in the average U.S. dollar prices because of the negative impact of the stronger Canadian dollar compared to last year.
The unit cost of product sold for the quarter increased by $4.90 per tonne or 12% due primarily to inflation in mining input costs, including a significant increase in the price of diesel fuel. The 7% increase in unit cost of product sold on a year-to-date basis also reflects higher mining input costs. Unit costs experienced in the first quarter of 2007 were unusually high as a result of unplanned shutdowns and reduced production caused by weather-related rail transportation problems.
Unit transportation costs for the quarter increased by $4.40 per tonne or 13% due primarily to the coal price participation provisions contained in certain of the port loading contracts with Westshore Terminals as well as increases in contractual rail rates.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Other Income and Expenses

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Interest expense	$(3.3)	$(4.7)	$(7.8)	$(9.7)

Net foreign exchange gains (losses)	$4.2	$13.5	$(3.6)	$15.6
Realized gains on foreign exchange forward contracts	2.5	15.0	37.3	5.3
Changes in unrealized gains or losses on foreign exchange forward contracts	(25.5)	58.0	(65.0)	65.1
Other	(3.6)	2.4	(2.7)	2.1

	$(22.4)	$88.9	$(34.0)	$88.1

Interest expense for the quarter and year-to-date decreased due primarily to lower interest rates.
Net foreign exchange gains (losses) consist primarily of net foreign currency adjustments on our U.S. dollar-denominated accounts receivable and long-term debt.
All of the foreign exchange forward contracts that were outstanding at December 31, 2007, which had an average contracted exchange rate of US$0.87, matured during the first quarter of 2008, realizing gains of $34.8 million. In addition, a portion of the foreign exchange forward contracts for the 2008 coal year matured during the second quarter of 2008 resulting in additional realized gains of $2.5 million. The remaining forward contracts for the 2008 coal year have mark-to-market losses and represent a liability of $26 million as at June 30, 2008.
Income Taxes
Income tax expense for the quarter was $60 million compared with $95 million in the second quarter of 2007. Income tax expense for the second quarter of 2008 consisted primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal, which have increased significantly due primarily to higher coal prices. Income tax expense for the second quarter of 2007 consisted of a $79 million charge to record future income taxes related to the change in income tax legislation that will cause the Trust to become subject to Canadian corporate income taxes commencing in 2011, as well as lower British Columbia mineral taxes and Alberta Crown royalties on lower taxable cash flows for Elk Valley Coal.
On a year-to-date basis, income tax expense was $63 million compared with $107 million for the first half of 2007.
Cash Available for Distribution
Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to our share of Elk Valley Coal’s expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of Elk Valley Coal’s management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
The partnership agreement governing Elk Valley Coal requires the partners to fund their proportionate share of Elk Valley Coal’s sustaining capital expenditures to the extent that the actual expenditures exceed the depreciation deductions that are available to the partners for tax purposes (referred to under Canadian tax laws as “capital cost allowance”) plus certain other tax deductions. Elk Valley Coal’s sustaining capital expenditures are planned to be approximately $250 million in 2008 (Trust’s share — $150 million), which is up from our previous estimate of $200 million (Trust’s share — $120 million), and the tax deductions that are expected to be available in the year are approximately $90 million (Trust’s share — $54 million).
The Trust’s share of Elk Valley Coal’s sustaining capital expenditures was $31 million for the quarter compared with $14 million in the second quarter of 2007. On a year-to-date basis, the Trust’s share of Elk Valley Coal’s sustaining capital expenditures was $57 million compared with $17 million in the first half of 2007. Sustaining capital expenditures funded by the Trust using proceeds from the distribution reinvestment plan or debt were $27 million for the quarter and $43 million for the year-to-date.
The cash available for distribution from our investments and the distributions made by the Trust are set forth in the table below.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Cash from operating activities	$240.9	$139.8	$284.1	$213.0
Add (deduct):
Increase (decrease) in non-cash working capital	186.5	(18.2)	210.3	(10.2)
Sustaining capital expenditures	(30.8)	(13.7)	(57.0)	(17.4)
Sustaining capital expenditures funded by distribution reinvestment plan or debt	27.4	—	43.2	—
Proceeds from the sale of NYCO	—	30.5	—	30.5
Other	(3.9)	(3.2)	(4.3)	(1.7)

Cash available for distribution generated in the period	420.1	135.2	476.3	212.6
Distributable cash carried forward from prior periods	(12.3)	13.3	5.8	15.7

Distributable cash, including amounts carried forward	407.8	148.5	482.1	228.3
Distributions declared during the period	372.3	95.9	446.6	191.5

Under-distributed balance carried forward to future periods	$35.5	$52.6	$35.5	$36.8

Per unit amounts:
Cash available for distribution generated in the period	$2.82	$0.92	$3.20	$1.44
Distributions declared	$2.50	$0.65	$3.00	$1.30
Under-distributed balance carried forward to future periods	$0.24	$0.25	$0.24	$0.25
Liquidity and Capital Resources
The significant increase in coal prices for the 2008 coal year has increased working capital levels for Elk Valley Coal. Higher working capital and the increased capital spending levels in 2008 have increased financing requirements.  These financing requirements are met by selling accounts receivable, lines of credit available to Elk Valley Coal and contributions from the partners. During the second quarter of 2008 Elk Valley Coal negotiated an increase in the facility that allows it to sell certain of its U.S. dollar accounts receivable. The maximum amount of accounts receivable that may be sold and outstanding at any one time under the facility was increased from US$100 million to US$200 million.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Borrowings under the bank credit facility increased by $33 million from $280 million at December 31, 2007 to $313 million as of June 30, 2008. Other uses of bank facilities include letters of credit or guarantees, of which our share was $35 million, leaving our share of unused bank facilities at $172 million as of June 30, 2008. In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At June 30, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
The Trust’s financing requirements are met using available lines of credit and proceeds from the distribution reinvestment plan.  For the second quarter 2008 distribution paid in July 2008, unitholders representing approximately 25% of our outstanding units elected to participate in the plan.  Approximately 1.3 million Trust units were issued in July 2008 in lieu of cash distributions of $93 million.  Through July 23, 2008, on a cumulative basis since the inception of the distribution reinvestment plan, approximately 3 million units have been issued in lieu of cash distributions of $160 million.
Cash and cash equivalents increased to $283 million at June 30, 2008 from $152 million at December 31, 2007 primarily because of improved operating results. Distributions for any given quarter are paid out following the quarter.
The Trust expects to make capital contributions to Elk Valley Coal of approximately $100 million during 2008 to fund a portion of Elk Valley Coal’s sustaining capital expenditures, which is based on actual capital contributions in the first half of 2008 of $43 million and anticipated capital contributions in the second half of 2008 of approximately $60 million. The Trust will fund its capital contributions utilizing proceeds from the distribution reinvestment plan or its available lines of credit.
To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used by us to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars during the current coal year. As at June 30, 2008, the Trust has outstanding US$2.5 billion of forward contracts that will mature prior to April 2009. The average contracted exchange rate on the outstanding forward contracts is US$0.99. As at June 30, 2008, the U.S./Canadian dollar exchange rate was US$0.98.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Summary of Quarterly Results
Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Income levels are influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and unit cost of product sold and coal transportation costs.

	2008		2007				2006
Coal statistics (Trust’s 60% share)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales (millions of tonnes)	3.9	3.5	3.6	3.4	3.8	2.8	3.5	3.5
Average CDN$ prices (per tonne )	$206.70	96.10	$91.50	$97.30	$110.90	$123.50	$122.60	$124.40
Cost of product sold (per tonne )	44.40	46.20	40.00	41.00	39.50	45.80	36.40	42.60
Transportation (per tonne )	38.90	37.20	33.00	35.80	34.50	37.80	36.80	35.60

(millions of Canadian dollars, except per unit amounts)
Revenues	$815.6	332.0	$327.5	$331.0	$418.3	$350.5	$424.9	$440.3
Income from operations	459.0	19.5	42.8	53.4	116.8	95.3	149.8	143.7
Net income from continuing operations	373.0	0.5	48.8	90.5	106.4	76.8	114.6	123.3
Net income	373.0	0.5	48.8	90.5	117.0	77.0	68.6	123.8
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	407.0	39.0	74.9	82.9	128.4	70.6	116.3	120.0
Cash available for distribution generated in the period	420.1	56.2	74.8	61.4	135.2	77.4	146.5	122.5
Distributions declared	372.3	74.3	78.6	88.7	95.9	95.6	139.7	117.6
Distributions declared per unit	2.50	0.50	0.53	0.60	0.65	0.65	0.95	0.80
Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold has been trending up largely because of significant inflation in mining input costs. Net income for the fourth quarter of 2006 includes a $53 million write-down of NYCO’s assets in anticipation of its sale. Net income from continuing operations for the second quarter of 2007 includes a $79 million charge to future income tax expense resulting from a change in tax legislation. Net income from continuing operations for the second quarter of 2007 through the second quarter of 2008 includes the significant impact of changes in unrealized gains and losses on our foreign exchange forward contracts. Unit cost of product sold for the first quarter of 2007 was unusually high and sales volumes were unusually low due to rail transportation problems, which caused unplanned shutdowns and interruptions of production. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.
Outlook
Demand for Elk Valley Coal’s products is currently strong, as is the demand for steel products.  We continue to monitor changing global economic conditions for any potential impacts on demand for steel.
Guidance for 2008 calendar year sales volume remains at 23 to 25 million tonnes for Elk Valley Coal. Results over the balance of 2008 are expected to reflect normal variability for planned shutdowns and maintenance activities.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Guidance for average coal prices is US$195 to US$205 per tonne for the 2008 calendar year compared with US$154 per tonne realized during the first half of the 2008 calendar year. First half 2008 average prices include sales under lower-priced 2007 coal year contracts, and sales for the balance of 2008 will largely be at higher 2008 coal year contract prices.
High diesel fuel prices are moving unit cost of product sold to the high end of our guidance range of $45 to $47 per tonne for the 2008 calendar year. Diesel fuel is a major input cost for Elk Valley Coal and there has been significant inflation in diesel prices during 2008. Each $0.01 per litre increase in the average price of diesel fuel increases the cost of coal produced by approximately $0.09 per tonne.
Our guidance range for cost of product sold includes the estimated impact of the new carbon tax regime that became effective in British Columbia on July 1, 2008. The carbon taxes will increase Elk Valley Coal’s costs for diesel fuel and natural gas. The tax will also apply to coal that is consumed in the coal processing dryers. The impact of the carbon taxes is estimated to be approximately $0.50 per tonne of coal produced in the second half of 2008. The carbon tax rate will double on July 31, 2009 and then increase by a further 50% on July 1, 2010.
Guidance for transportation costs remains at $42 to $44 per tonne for the 2008 calendar year. Price participation provisions in certain of Elk Valley Coal’s port loading contracts with Westshore Terminals will result in higher unit transportation costs in the third and fourth quarters as 2008 coal year prices take fuller effect and average realized selling prices increase.
Capital spending at Elk Valley Coal in 2008 is planned to be approximately $250 million (Trust’s share -$150 million), which is up from our previous estimate of $200 million (Trust’s share — $120 million). The increase is primarily the result of an acceleration of certain projects and progress payments made for certain capital acquisitions. All of the planned expenditures are sustaining in nature. Demand for mining equipment and contractor services is currently very strong, which makes equipment delivery times and project completion dates difficult to estimate in some cases.
Elk Valley Coal has commenced a feasibility study of its inactive Quintette property located in northeast British Columbia.
Number of Units Outstanding
There were approximately 149 million trust units outstanding as at June 30 and 150 million outstanding as at July 23, 2008. Approximately 19,000 options were outstanding under the exchange option plan on the respective dates.
Transactions with Related Parties
Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for the first half of 2008 were $2 million (2007 — $2 million). Expenses paid to Teck Cominco for management services were recorded at the exchange amounts, the Trust’s share of which was $0.3 million in the first half of 2008 (2007 — $0.3 million).
Teck Cominco arranges insurance coverage on behalf of Elk Valley Coal with arm’s length insurance providers. During 2008, Elk Valley Coal began paying premiums at market rates for certain types of insurance coverage to an affiliate of Teck Cominco, our share of which totaled $3 million for the first half of 2008.
As at June 30, 2008, related party accounts receivable with Teck Cominco were $0.3 million (December 31, 2007 — $0.4 million) and related party accounts payable were $0.8 million (December 31, 2007 — $0.1 million).
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totaled $7 million during the first half of 2008 (2007 — $6 million).
Changes in Accounting Policies
Inventories
We adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on our consolidated financial statements.
Financial instruments
We adopted CICA Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding our financial instruments and the associated risks is provided in note 9 to the accompanying consolidated financial statements.
Capital disclosures
We adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires us to disclose our objectives and requirements for managing our capital. This new disclosure is provided in note 10 to the accompanying consolidated financial statements.
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for us beginning January 1, 2009. Concurrent with the adoption of this standard, Emerging Issues Committee Abstract EIC-27, Revenues and Expenditures in the Pre-operating Period, will be withdrawn. This will result in a change to our accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. As the change must be applied retroactively, we are currently assessing the impact of this new standard on our consolidated financial statements.
International Financial Reporting Standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable for us for the year beginning January 1, 2011. We are currently in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impacts on our consolidated financial statements of converting to IFRS are unknown at this time.
Risk Factors
Unitholders should refer to the ‘Key Risk and Uncertainties’ section in the Trust’s 2007 Management’s Discussion and Analysis, and the ‘Risk Factors’ section in the most recent Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.
Fording Canadian Coal Trust

MANAGEMENT’S DISCUSSION AND ANALYSIS	July 23, 2008
Caution Regarding Forward-Looking Statements
This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook, and ‘Changes in Accounting Policies’.
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.
The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no further material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no further material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current taxation environment other than those changes that have already been announced.
The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, management’s discussion and analysis, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
Fording Canadian Coal Trust